

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 7, 2009

<u>By Facsimile and U.S. Mail</u>
Mr. Massimiliano Pozzoni
Chief Financial Officer
Cobra Oil & Gas Company
Uptown Center, 2100 North Loop South
Suite 400
Houston, Texas 77002

> **Re:Cobra Oil & Gas Company**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed August 15, 2008**
> **Response Letter Dated June 9, 2009**
> **File No. 000-52788**

Dear Mr. Pozzoni:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief